Rodney D. Gray
Vice President, Finance
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary. Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

July 5, 2007

Ms. April Sifford
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C.   20549

Dear Ms. Sifford:

Re:	Enerplus Resources Fund Form 40-F for Fiscal Year Ended December 31, 2006 File No. 1-15150

This letter is in response to your letter dated June 21, 2007 regarding your review and comments on the December 31, 2006 Form 40-F of Enerplus Resources Fund ("Enerplus").

In connection with our response, Enerplus acknowledges:
•	it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2006;
•
United States Securities and Exchange Commission ("SEC") staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Query One - General

SEC Comment:

"We note that your Consolidated Financial Statements and Management's Discussion and Analysis are incorporated by reference from a Form 6-K furnished on February 23, 2007. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. As such, it will be necessary for you to amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T for clarification."

Enerplus Response:

•
We appreciate your comment and will file an amendment to our 40-F for the fiscal year ended December 31, 2006. The amendment will include our Consolidated Financial Statements and Management's Discussion and Analysis, together with the related consents and certifications, as Exhibits. Please see Appendix A for a marked copy of our proposed form of Amendment provided by our U.S. counsel.

•
Rule 12b-15 under the Exchange Act provides that any amendment to a report to be accompanied by the certifications specified in Rule 13a-14(a) or Rule 15d- 14(a) and in Rule 13a-14(b) or Rule 15d-14(b) must be accompanied by new certifications of the principal executive officer and principal financial officer. As a result of logistical difficulties in obtaining these signatures within 10 business days, we are requesting an extension to file our Amended 40-F until August 3, 2007, which coincides with our scheduled quarterly board meeting.

Query Two: SFAS No. 69 Supplemental Reserve Information - Costs Incurred

SEC Comment:

"We note your presentation of asset retirement obligation costs as a separate line item within your Statement of Financial Accounting Standards (SFAS) 69 disclosure. Please remove the asset retirement obligation item, as paragraph 21 and Illustration 2 on SFAS 69 do not contain a provision for the separate presentation of such line item apart from acquisition costs, exploration costs and development costs."

Enerplus Response:

We appreciate your comment and would propose that in all future disclosures we will comply with this presentation.

We trust this response addresses your concerns. Should you have any additional concerns or comments please contact me directly at 403-298-2695.

Sincerely,

Rodney D. Gray, C.A.
Vice President, Finance

cc:	Robert Normand Chairman Enerplus Audit Committee Harry English Partner, Deloitte & Touche

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